SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: November 13, 2000

                               Stolt Offshore S.A.
               -------------------------------------------------
               (Exact name of registrant as specified in charter)

                               Stolt Offshore S.A.
               -------------------------------------------------
                 (Translation of registrant's name into English)

                                   Luxembourg
                         -----------------------------
                         (Jurisdiction of organization)

                 c/o Stolt Offshore M.S. Limited, Dolphin House,
                       Windmill Road, Sunbury-on-Thames,
                           Middlesex TW16 7HT, England
                           ---------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: + 44 1932 773700
                                                       ----------------
                                    000-21742
                            ------------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F   X            Form 40-F
                        -----                    -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                       No  X
                 -----                     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosure:  Press  Release  dated  November 13, 2000,  "Stolt  Offshore  S.A. to
            Restructure Share Capital Reclassifying Class A Shares to Voting Common Shares"

Preliminary Note

     This document is not an offer of securities for sale in the United States and the Common Shares to be issued in connection with the reclassification have not been, and will not be, registered under the United States Securities Act of 1933, as amended, nor under the laws of any state of the United States. Accordingly, such securities may only be offered, sold or delivered, directly or indirectly, in or into the United States pursuant to applicable exemptions from the requirements of such jurisdictions. Stolt Offshore S.A. intends to issue the Common Shares pursuant to the reclassification in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             STOLT OFFSHORE S.A.


Date:    November 13, 2000                    By:  /s/ Alan B. Winsor
                                                 -------------------------------
                                                 Name:  Alan B. Winsor, Esq.
                                                 Title: Attorney-in-Fact